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(ING FUNDS LOGO)                                                  Exhibit (d)(2)

February 28, 2005

ING Investment Management Advisors B.V.
Attention: Hanneke Ketellapper
Primes Beatrixlaan 15
The Hague, The Netherlands

Dear Ms. Ketellapper:

On Thursday, January 6, 2005, the Board of Directors of ING VP Emerging Markets Fund, Inc. voted to replace ING Investment Management Advisors B.V. as Sub-Adviser to ING VP Emerging Markets Fund. The Sub-Advisory Agreement (the "Agreement") with ING Investment Management Advisors B.V. will terminate in accordance with Section 14 of the Agreement and J.P. Morgan Investment Management Inc. will assume sub-advisory duties effective April 29, 2005.

In the interim, we will be contacting you to facilitate a smooth transition. Further, the Board of Directors has mandated that the incoming and outgoing sub-advisers work together to facilitate an orderly transition that will minimize transaction costs and market impact to shareholders. I know we can count on your cooperation in this regard.

Finally, on a personal note, I want to thank you and your team for all your support throughout this process. We continue to value our relationship with your firm.

Very truly yours,


/s/ James M. Hennessy
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James M. Hennessy
President and Chief Executive Officer
ING VP Emerging Markets Fund, Inc.

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7337 E. Doubletree Ranch Rd.   Tel: 480-477-3000   ING VP Emerging Markets Fund, Inc.
Scottsdale, AZ 85258-2034      Fax: 480-477-2744
                               www.ingfunds.com
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